Exhibit 23.4

Date: March 25, 2026

AsiaPac AdTechinno Group Limited (“AsiaPac Ad”)

Unit A2-A6, 9/F, NCB Innovation Centre

888 Lai Chi Kok Road

Lai Chi Kok, Kowloon

Hong Kong

(852) 2771-7595

Dear Sir/Madam:

We are a qualified law firm and lawyers in the People’s Republic of China (“PRC”, which, for purposes of this consent only, does not include the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC or the Taiwan Region), and we have been engaged by AsiaPac Ad as its PRC legal counsel to advise on certain legal matters related to the laws and regulations of the PRC.

We hereby consent to the use of this consent as an exhibit to the Form F-1 to be filed with the U.S. Securities and Exchange Commission (the “SEC”). We further consent to the use of our name and to all references made to us in the Form F-1, reply to the SEC forming a part thereof.

Very truly yours,

/s/ Han Kun Law Offices
Han Kun Law Offices